BIGSTRING CORPORATION
                               File No. 333-143793

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                           MEMORANDUM SUMMARIZING SEC
                        COMMENTS ON BIGSTRING CORPORATION
             AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2,
                              FILED JULY 31, 2007,
                              AND RESPONSES THERETO

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         Terms used herein without definition, shall have the same meaning assigned to them in the prospectus.

General
-------

1.       Comment - We note your response to the comments in our letter dated
         -------
         July 13, 2007. It appears based on the responses and your disclosure that this offering should be registered as a primary offering under Securities Act Rule 415. As such, this transaction is not eligible to be made on a delayed or continuous offering under Rule 415(a)(1)(x). Accordingly, please identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

         Response - Based upon the information provided below, we believe that
         --------
         the registration of the shares of our common stock, described more particularly in BigString's registration statement on Form SB-2, qualifies as a secondary offering under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). We therefore request that the Staff reconsider its determination.

         Relationship with Purchasers
         ----------------------------

         On May 1, 2007, we entered into a financing arrangement with five separate entities - Whalehaven Capital Fund Limited, Alpha Capital Anstalt, Chestnut Ridge Partners, LP, Iroquois Master Fund Ltd. and Penn Footwear - pursuant to which these purchasers purchased certain convertible notes in exchange for providing us with proceeds which are vital to the success of our business plan. Such proceeds will be used to support ongoing operations and the advancement of our technology, and fund the marketing and the development of our business. Prior to the convertible note transaction, BigString had no prior dealings with any of the aforementioned purchasers, nor is BigString otherwise affiliated with any of them. There is no agreement or understanding between the purchasers and BigString to purchase or sell any shares of BigString common stock. At no time will the purchasers be acting as a conduit for BigString. Further, we have been informed that the purchasers are not in the business of underwriting securities.

         In addition, it is completely in the discretion of the purchasers whether to convert the notes or exercise the warrants and, upon any such exercise, whether the shares received by the purchasers are to be sold pursuant to the prospectus, and, therefore, it is possible that the notes may not be converted nor the warrants exercised during the offering period set forth in the prospectus, or, if converted or exercised, no shares may be sold pursuant to the prospectus.

         The Registration Statement Seeks to Register Shares of Common Stock
         -------------------------------------------------------------------
         Underlying Fixed Price Convertible Securities and Warrants, Not
         ---------------------------------------------------------------
         Variable Rate Securities
         ------------------------

         It is our understanding that the Staff is primarily concerned with the registration of securities with variable or floating conversion rates and exercise prices because of the potentially significant dilutive effect of such securities. As we indicated in our prior response memorandum, the conversion price of the convertible notes has been fixed at $0.18 and is not adjustable based upon random fluctuations in the market price of our common stock. Aside from customary anti-dilution provisions, the only other instance where there could be a change in the conversion price, is in the event we should issue any shares of common stock for a consideration less than the conversion price of the convertible notes in effect at the time of such issuance. Only then will the conversion price be reduced to such lower issue price. We therefore submit that the convertible notes are distinguishable from the "toxic" variable rate securities with which we understand the Staff is primarily concerned.

         The Shares Underlying the Convertible Notes and Warrants Represent
         ------------------------------------------------------------------
         Approximately 29.8% of BigString's Public Float on a Fully Diluted
         ------------------------------------------------------------------
         Basis
         -----

         The 12,871,114 shares underlying the convertible notes and warrants being registered for the benefit of the aforementioned purchasers in the convertible note transaction represent approximately 29.8% of BigString's public float on a fully diluted, as converted basis, or less than the informal threshold of 30% used by the Staff.

         In making this determination, we excluded two potential share issuances identified in the registration statement which we believe should not be included in the threshold calculation. First, because BigString has the option, but not the obligation, to pay accrued interest on the convertible notes in the form of shares of its common stock, we believe that the shares being registered for purposes of the payment of interest should be excluded from the calculation. Likewise, we believe that the shares being registered for purposes of the payment of default interest should also be excluded from the calculation, as these shares are being registered as a precautionary measure designed to ensure that BigString does not violate any of the covenants assumed under the convertible notes.

         We also believe that a fully diluted, as converted calculation is more appropriate given that the purchasers of the convertible notes and warrants will only receive common stock in the event they choose to convert and/or exercise same. The following summarizes our calculations:

         The aggregate number of shares of common stock held collectively by Whalehaven Capital Fund Limited, Alpha Capital Anstalt, Chestnut Ridge Partners LP, Iroquois Master Fund Ltd., Penn Footwear and Gem Funding LLC (the finder), on an as converted basis, is 12,871,114, excluding interest as discussed above. The following table sets forth the shares of common stock attributed to each such purchaser broken down by the first and second closings:


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

                                          Shares Underlying    Shares Underlying
               Name of Purchaser          Convertible Notes         Warrants
        -----------------------------------------------------------------------

         Alpha Capital Anstalt                  1,388,889              555,556
         Chestnut Ridge Partners LP               694,445              277,778
         Iroquois Master Fund Ltd.                694,444              277,778
         Penn Footwear                            277,778              111,111
         Whalehaven Capital Fund Limited        1,388,889              555,556

         Gem Funding LLC                               --              213,333
                                             ------------         ------------
         Subtotal (First Closing)               4,444,445            1,991,112
         --------                            ------------         ------------


                                          Shares Underlying    Shares Underlying
               Name of Purchaser          Convertible Notes         Warrants
        -----------------------------------------------------------------------
         Alpha Capital Anstalt                  1,388,889              555,556
         Chestnut Ridge Partners LP               694,444              277,778
         Iroquois Master Fund Ltd.                694,445              277,778
         Penn Footwear                            277,778              111,111
         Whalehaven Capital Fund Limited        1,388,889              555,556
         Gem Funding LLC                               --              213,333
                                             ------------         ------------
         Subtotal (Second Closing)              4,444,445            1,991,112
         --------                            ------------         ------------
         Total (First and Second Closings)      8,888,890            3,982,224
         =====                               ============         ============

         The public float of BigString, on a fully diluted, as converted basis is 43,157,020. This number is derived by taking the total number of shares outstanding as reported in our Form 10-QSB for the quarter ended June 30, 2007 (47,367,125 shares) minus the shares of common stock held by our affiliates (namely, our CEO, CFO, COO and the remaining members of our Board of Directors) (collectively, 13,025,000 shares). The following table sets forth the shares of common stock held by our affiliates:

                                                    Shares of Common Stock at
                  Name of Affiliate                      August 27, 2007
         ---------------------------------------------------------------------

         Darin M. Myman,                                    9,000,000
         President, Chief Executive Officer
         and Director

         Robert S. DeMeulemeester,                                 --
         Executive Vice President, Chief
         Financial Officer, Treasurer and
         Director

         Adam M. Kotkin,                                      700,000
         Chief Operating Officer and
         Director

         Todd M. Ross,                                      1,640,000
         Director

         Marc W. Dutton,                                      655,000
         Director

         Lee Rosenberg,                                     1,040,000
         Director                                          ----------

         Total                                             13,035,000
         =====                                             ==========

         We then took into account currently vested stock options and warrants held by non-affiliates and our Series A Convertible Preferred Stock (collectively, 8,824,895 shares) as shown by the following table:

                                                      Vested Shares
                                                 Underlying Warrants at
         Name of Holder                              August 27, 2007
         --------------------------------------------------------------

         Shefts Associates, Inc.                          1,196,707
         Shefts Associates, Inc.                          1,146,838
         Paul Tudor Jones, II                             1,000,000
         Lifeline Industries, Inc.                          225,000
         Lifeline Industries, Inc.                          225,000
         Sid Braginsky                                       50,000
         Frederic Kerrest                                    50,000
                                                       ------------
         Subtotal                                         3,893,545
         --------                                      ------------

                                                      Vested Shares
                                               Underlying Stock Options at
         Name of Holder                              August 27, 2007
         --------------------------------------------------------------
         Kieran Vogel                                       575,100
         Barbara Major                                      200,000
         Zach Rosenberg                                      18,750
         Peter Shelus                                        12,500
         Jeffrey Vincent                                     50,000
         Charles Watkins                                     75,000
                                                       ------------
         Subtotal                                           931,350
         --------                                      ------------

                                                      Vested Shares
                                                   Underlying Series A
                                                    Preferred Stock at
         Name of Holder                              August 27, 2007
         --------------------------------------------------------------
         Paul Tudor Jones, II                             4,000,000
                                                       ------------

         Subtotal                                         4,000,000
         --------                                      ------------
         Total                                            8,824,895
         =====                                         ============

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

                        Calculation of the Public Float:
                        --------------------------------

      47,367,125 (Form 10-QSB) - 13,035,000 (Affiliate Shares) = 34,332,125

    34,332,125 + 8,824,895 (Option Shares, etc.) = 43,157,020 (Public Float)
                                                   ==========

         As stated above, the 12,871,114 shares underlying the convertible notes and warrants being registered for the benefit of the aforementioned purchasers represents approximately 29.8% of BigString's public float on a fully diluted, as converted basis.

         It is Not Likely that the Holders of the Convertible Notes Will Convert
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         Their Indebtedness or Exercise their Warrants and Resell the Underlying
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         Shares Once the Registration Statement is Deemed Effective Based Upon
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         Current Market Price, Low Trading Volume and Provisions in the
         --------------------------------------------------------------
         Convertible Notes
         -----------------

         As described in the registration statement, each holder of a convertible note has the right from and after the issuance thereof, until such time as the convertible note is fully paid, to convert any outstanding and unpaid principal portion thereof into shares of BigString's common stock at a fixed conversion price of $0.18 per share. While this represents a discount of $0.15 per share as of May 1, 2007, the date of the first closing of the sale of the convertible notes (market price of $0.33 per share), this only represents a $0.01 per share discount as of August 24, 2007 (market price of $0.17 per share) and no discount as of August 20, 2007 (market price of $0.15 per share). Given the small spread between the conversion price and the current market price, we submit that it is not very likely that the holders of the convertible notes will be able to lock-in a gain that will enable them to convert their indebtedness and resell the underlying shares received upon conversion at a profit once the registration statement is deemed effective. This is also evident in view of the amount of interest that the holders would earn over a three year period (collectively, $288,000) as compared to the discount on the debenture conversion at the current market price (collectively, $266,667).

         It is also important to note that the second closing of the sale of the convertible notes will not take place until such time as the registration statement is declared effective. These convertible notes will also have a fixed conversion price of $0.18 per share. Should the market price of the common stock remain around the $0.15 to $0.17 range at the time of the second closing, it is possible that when the second round of convertible notes are issued, the purchasers will realize little to no discount on such securities. Further, BigString's common stock also historically has had a low trading volume on the NASDAQ OTC Bulletin Board. Even if one or more of the purchasers did convert their notes and attempt to resell the underlying common stock, it may prove difficult to find investors to purchase the stock and would likely cause a reduction in the market price of the common stock. In short, the convertible note holders bear substantial market risk from the outset.

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

         Further, the warrants issued to the convertible note holders in connection with the first closing are exercisable at $0.30 per share, only a $0.03 per share discount as of the date of grant, and $0.13 higher than the market price per share as of August 24, 2007. Given the fact that these warrants are currently "underwater" and can be exercised over the course of the next five (5) years, we submit that it is not very likely that the holders of the warrants will be able to lock-in a gain that will enable them to immediately exercise these securities and resell the underlying shares at a profit once the registration statement is deemed effective. Again, should the market price of the common stock remain around the $0.15 to $0.17 range at the time of the second closing, it is likely that when the second round of warrants are issued, the purchasers will realize no discount on such securities.

         It is also worth noting that given that the participants in the convertible note transaction are independent of each other, it is less likely that a coordinated distribution of securities will occur, regardless.

         We also understand that, while limited to certain situations, the Staff has in the past recognized the efficacy of "blocker" provisions. As we described in the registration statement, the convertible notes contain "blocker" provisions which provide that on a particular conversion date, the holder of a convertible note shall not be entitled to convert the note for such number of shares of common stock which would be in excess of the sum of (i) the number of shares of common stock beneficially owned by the holder and its affiliates on such conversion date, and (ii) the number of shares of common stock issuable upon the conversion of the note which would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the issued and outstanding shares of common stock of BigString on such conversion date. The holder may increase the permitted beneficial ownership amount up to 9.99% upon 61 days prior written notice to BigString.

         We Have Already Provided the Detailed Financial and Narrative
         -------------------------------------------------------------
         Disclosures Required in Connection with a Primary Offering By Filing on
         -----------------------------------------------------------------------
         Form SB-2
         ---------

         We would also like to point out that because BigString has filed its registration statement on Form SB-2, we have already provided the detailed financial and narrative disclosures required in connection with a primary offering. As such, the registration statement contains adequate disclosure about BigString and the convertible note transaction, including any fees and costs associated therewith.

         Conclusion
         ----------

         We believe that the registration of the shares of our common stock for the benefit of the selling stockholders qualifies as a secondary offering under Rule 415 of the Securities Act inasmuch as:

         o Prior to the convertible note transaction, BigString had no prior dealings with any of the aforementioned purchasers, nor is BigString otherwise affiliated with any of them;

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

         o There is no agreement or understanding between the purchasers and BigString to purchase or sell any shares of BigString common stock;

         o  At no time will the purchasers be acting as a conduit for BigString;

         o It is completely in the discretion of the purchasers whether to convert the notes or exercise the warrants and, upon any such exercise, whether the shares received by the purchasers are to be sold pursuant to the prospectus and, therefore, it is possible that the notes may not be converted nor the warrants exercised during the offering period set forth in the prospectus, or, if converted or exercised, no shares may be sold pursuant to the prospectus;

         o The registration statement seeks to register shares of common stock underlying fixed price convertible securities and warrants, not "toxic" variable rate securities;

         o The shares underlying the convertible notes and warrants represent approximately 29.8% of BigString's public float on a fully diluted, as converted basis, below the Staff's informal threshold of 30%;

         o It is not likely that the holders of the convertible notes and warrants will convert their indebtedness or exercise their warrants and resell the underlying shares once the registration statement is deemed effective based upon the current market price and low trading volume of BigString's common stock and provisions in the convertible notes;

         o We have already provided the detailed financial and narrative disclosures required in connection with a primary offering by filing our registration statement on Form SB-2; and

         o The other selling stockholders not related to the convertible note transaction have no relationship with the convertible note purchasers nor are they otherwise affiliated with them, and, as such, it would be unduly burdensome to determine a universal selling price applicable for all selling stockholders.

         For these reasons, and the reasons set forth elsewhere in this memorandum, we again request that the Staff reconsider its determination with respect to the offering.

2.       Comment - We note your response to comment eight. Please tell us why
         -------
         you had less shares outstanding prior to the convertible note transaction than prior to the Series A preferred stock transaction.

         Response - As disclosed under the heading "Related Party Transactions"
         --------
         in the registration statement and as previously reported in our reports filed under the Securities Exchange Act of 1934, as amended, on May 31, 2006, following the closing of the Series A Preferred Stock transaction, BigString redeemed 2,000,000 shares of common stock from each of Charles A. Handshy, Jr. and David L. Daniels, former officers and directors of BigString, and 2,000,000 shares of common stock from each of their spouses, June E. Handshy and Deborah K. Daniels, at a purchase price of $0.05 per share. As a result of these redemptions, BigString redeemed a total of 8,000,000 shares of outstanding common stock for an aggregate purchase price of $400,000.

3.       Comment - Also in connection with your response to comment eight,
         -------
         please advise how you determined that your non-affiliated pubic float was approximately 34.37 million shares prior to the convertible note transaction and approximately 41 million shares prior to the Series A preferred stock transaction.

         Response - Please see our response to comment 2 above.
         --------

4.       Comment - We note your response to comment nine that you believe you
         -------
         can make all the payments on the convertible notes "based upon future revenue and additional financings." Please revise to clarify if based on your current financial information, you will be able to make all payments and if not, the amount of the shortfall and the need for additional financings to satisfy the payments on this current debt.

         Response - Based upon our current financial information, and assuming
         --------
         that the convertible notes are not converted into shares of common stock, we will not be able to pay the principal and interest on the convertible notes when they become due. The following tables present the amount of the shortfall with respect to the payment of the principal of and interest on the convertible notes:


               ----------------------------------------------------
                                             As of August 24, 2007
               ----------------------------------------------------

               Cash                             $     307,496
               ----------------------------------------------------
               Notes Payable(1)                       944,000
                                                -------------
               ----------------------------------------------------

               Shortfall ((2))                  $    (636,504)
                                                =============
               ----------------------------------------------------

         (1) Includes the payment of $144,000 of interest on the convertible notes.

         (2) Does not take into account potential operating results, grants, future financings, etc.

               -----------------------------------------------------------------
                                              Second Closing of Convertible Note
                                              Transaction
               -----------------------------------------------------------------

               Estimated Net Proceeds           $      698,500
               -----------------------------------------------------------------
               Notes Payable(1)                        944,000
                                                --------------
               -----------------------------------------------------------------

               Shortfall ((2))                  $     (245,500)
                                                ==============
               -----------------------------------------------------------------

         (1) Includes the payment of $144,000 of interest on the convertible notes.

         (2) Does not take into account potential operating results, grants, future financings, etc.

         Based on current financial information at the effective time of the second closing of the convertible note transaction, BigString will have cash of $1,005,996 and notes payable of $1,888,000, including interest, resulting in a total shortfall of $882,004. If the revenue from BigString's operations are not adequate to allow BigString to pay the principal and interest on the convertible notes, and the convertible notes are not converted into shares of common stock, BigString will seek additional equity financing. It is also possible that BigString will seek to borrow money from traditional lending institutions, such as banks.



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